

05042092

SECURITI[illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BrokerTec USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, 1100 Plaza Five
(No. and Street)

Jersey City (City) New Jersey (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Curry 212-341-9746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BrokerTec USA, LLC, as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

LOREN ANEIROS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires March 13, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
MAY 3 1 2005
WASH, D.C.
209
SECTION

BrokerTec USA, L.L.C.

Statement of Financial Condition
March 31, 2005

BrokerTec USA, L.L.C.
Index
March 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
BrokerTec USA, L.L.C.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BrokerTec USA, L.L.C. ("the Company") at March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



May 20, 2005

BrokerTec USA, L.L.C.
Statement of Financial Condition
March 31, 2005

Assets	
Cash and cash equivalents	$ 50,663
Securities owned, at estimated fair value	8,907
Receivables from broker-dealers, net of allowance for doubtful accounts of $162	100,273
Receivable from affiliates	5,758
Fixed assets and leasehold improvements, at cost, net of accumulated depreciation and amortization of $17,523	2,923
Software developed for internal use, at cost, net of accumulated amortization of $22,720	20,354
Prepaid expenses and other assets	4,535
Total assets	$ 193,413
Liabilities and Member's Equity	
Liabilities	
Accrued expenses and other liabilities	$ 9,337
Accrued compensation expense	6,726
Payable to broker-dealers and clearing organization	96,182
Payable to affiliates	995
Obligation for capital leases	1,318
Total liabilities	114,558
Commitments and contingent liabilities (Note 6)	
Member's equity	78,855
Total liabilities and member's equity	$ 193,413

The accompanying notes are an integral part of this financial statement.

1. Organization

BrokerTec USA, L.L.C. (the "Company") is a Delaware limited liability company. As a result of a corporate restructuring on January 1, 2005, a new company, Intercapital Broking Holdings North America LLC ("IBHNA") was formed with two members: INA and First Brokers Securities Inc. ("FBSI"). The Company's Member's interest was subsequently transferred from INA to IBHNA.

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom and engages principally in money and securities broking throughout the world.

The Company, headquartered in New Jersey, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates an electronic inter-dealer trading system for U.S. Treasury and Agency securities, repurchase agreements and mortgage-backed securities. The Company also generates revenue by providing market data to market data distributors.

2. Summary of Significant Accounting Policies

The preparation of financial statement in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Securities owned are recorded at estimated fair value. Securities owned primarily consist of U.S Treasury obligations. Securities owned may be pledged as collateral and may be rehypothecated by the clearing broker.

An allowance for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

Certain participants have deposited assets as collateral with the Company which can be pledged or re-pledged by the Company. These assets, which are comprised of U.S. Treasury obligations with an estimated fair value of approximately $5,600, are not reflected in the Statement of Financial Condition. As of March 31, 2005, the Company has not pledged or re-pledged any assets.

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases. Software developed for internal use is being amortized on a straight-line basis over its estimated useful life of three years or the remaining license term, whichever is shorter.

The Company is party to Tax Sharing Agreements (the "Agreements") with INA and FBSI. Pursuant to these Agreements, the Company is required to remit payments, on a quarterly basis to INA and to FBSI in respect of current and deferred federal taxes and state and local income taxes

on net income earned by the Company. The Company is included in the consolidated federal returns filed by INA and the combined state and local returns filed by INA and FBSI. The change in deferred assets or liabilities and the taxes currently receivable or payable are calculated and recorded net on the Statement of Financial Condition. The net tax receivable or payable is settled with INA and FBSI on a regular basis.

All financial assets and financial liabilities are stated at amounts which approximate fair value.

3. Receivables from and Payable to Broker-Dealers and Clearing Organization

Amounts receivable from and payable to broker-dealers and clearing organization at March 31, 2005 consist of the following:

	Receivable	Payable
Commissions	$ 9,846	$ 7,625
Clearing fees	825	21
Failed-to-deliver/receive	89,299	88,222
Other	303	314
	$ 100,273	$ 96,182

4. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements at March 31, 2005 consist of the following:

Leasehold improvements	$ 3,639
Computer equipment (Note 6)	8,991
Trading network hardware (Note 6)	6,810
Furniture and fixtures	738
Office equipment	268
	20,446
Less: Accumulated depreciation and amortization	(17,523)
	$ 2,923

5. Software Developed for Internal Use

The Company has adopted Statement of Position 98-1 – Accounting for the Costs of Computer Software Developed for Internal Use ("SOP 98-1"), which requires that certain costs incurred for purchasing or developing software for internal use be capitalized and amortized over the software's estimated useful life. Software assets ready for their intended use are being amortized on a straight-line basis over their estimated useful lives of three years or the remaining license term, whichever is shorter.

Software developed for internal use	$ 36,479
Add: Additions	6,595
Less: Accumulated amortization	(22,720)
	$ 20,354

6. Commitments and Contingent Liabilities

Leases

The Company has obligations under various non-cancelable operating leases. Future minimum rental commitments under such leases are as follows:

	Office Leases	Other Leases	Total
Year Ended March 31,			
2006	$ 564	$ 389	$ 953
2007	564	133	697
2008	598	-	598
2009	598	-	598
2010	598	-	598
Thereafter	1,552	-	1,552
	$ 4,474	$ 522	$ 4,996

Certain leases contain escalation clauses whereby the rental commitments may be increased.

The Company has provided irrevocable letters of credit totaling approximately $506, which are fully collateralized by U.S. Treasury obligations, as security for its office lease.

The Company also has entered into agreements for payment for the hardware components of its electronic trading network and certain computer equipment, which are being accounted for as capital leases. Future minimum commitments under these agreements are as follows:

	Total
Year Ended March 31,	
2006	$ 1,487
Total minimum payments	1,487
Less: Amount representing estimated maintenance	(132)
Less: Amount representing estimated interest	(37)
Present value of minimum payments	$ 1,318

Facility Management and Support Services
The Company has agreements with a technology company for the provision of facility management and support services for its electronic trading network. Included within accrued expenses and other liabilities in the Statement of Financial Condition is $3,600 related to these agreements at March 31, 2005. Future anticipated commitments under these agreements are estimated as follows:

	Total
Year Ended March 31,	
2006	$ 8,843
2007	1,986
	$ 10,829

The agreements contain certain clauses whereby the anticipated commitments may be increased based on the addition of certain other functionalities and features.

Other
In June 2003, the Company was named in connection with an alleged infringement of patent number 6,560,580 ("'580 Patent") in the United States of America. The Company rejected the claim.

The jury trial commenced on February 7, 2005. Prior to the commencement of the trial, the claimants stated their damage claims against the Company to be an amount of up to $101,700 as of September 30, 2004. On the first day of trial, the Court dismissed all of the monetary claims against the Company. The Court also dismissed all of the claims challenging use of the "OM Click Exchange System for BrokerTec."

The case then proceeded to trial on the limited issue of the claimants' request for injunctive relief as to the use of a second computer system, the "Garban GTN", and on the Company's counterclaim for judgment declaring that the Garban GTN did not infringe the '580 Patent. On February 22, 2005, the jury found that the application for the '580 Patent "failed to provide an adequate written description" in certain of the '580 Patent claims. In addition, the jury found that the Garban GTN infringed certain claims of the '580 Patent, but that the claimed infringement had not been "willful."

On April 4, 2005, the claimants and the Company filed post-trial applications, which remain pending. The claimants have previously indicated an intention to appeal certain of the Court's rulings.

At this stage it is not possible to predict the outcome with certainty or to determine the extent of liability, if any, of the Company, but based on current available information and after consultation with the Company's lawyers, management continues to expect a successful outcome for the Company.

The Company is also involved in other litigation arising in the ordinary course of their business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition.

7. Related Party Transactions

The Company has an affiliated membership in the Fixed Income Clearing Corporation ("FICC") underneath the direct membership of Garban LLC ("Garban"). While the Company maintains a separate participant identification with the FICC, all margining is combined at the Garban level. At March 31, 2005, $678 relating to this membership is payable to Garban and included in payable to affiliates.

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy and administrative (including finance, human resources, operations, legal and electronic data processing functions) services. At March 31, 2005, $257 is payable to an affiliate under this agreement and included in payable to affiliates.

Receivable from affiliate includes $5,758 due from BrokerTec Europe, Ltd for certain expenses incurred and revenues collected on the Company's behalf.

Amounts receivable from and payable to affiliate are non-interest bearing and due on demand.

8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2005, the Company had net capital of $38,843, which was $37,082 in excess of its required net capital of $1,761. The Company's ratio of aggregate indebtedness to net capital was .68 to 1.

The Company is also subject to SEC Rule 15c3-3. At March 31, 2005, the Company had no deposit requirement with respect to customers. The Company has customer assets on deposit as collateral for trade settlement with an estimated fair value of approximately $1,800, which are not recorded on the Company's Statement of Financial Condition (Note 2).

The Company is also subject to the reserve requirement for proprietary accounts of introducing broker-dealers (PAIB). At March 31, 2005, the Company was not required to maintain amounts for the exclusive benefit of PAIB participants. The Company has PAIB assets on deposit as collateral for trade settlement with an estimated fair value of approximately $2,000, which are not recorded on the Company's Statement of Financial Condition (Note 2).

9. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company executes transactions as an agent between undisclosed principals. In the event of non-performance by either counterparty, the Company may be responsible to meet obligations incurred by such non-performance. A majority of the Company's participants are netting members of the Government Securities Division of the FICC. The Company does not anticipate non-performance by counterparties in the above situation and seeks to control such credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

Pursuant to a clearance agreement, the Company clears all of its transactions with FICC through an affiliated clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from clearing securities transactions introduced by the Company. In addition, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2005, the Company has not recorded a liability. The clearing brokers' right to charge applies to all trades executed through the clearing broker and has no maximum amount, and as such the Company believes that there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.